Exhibit (a)(5)(X)

Rosanne L. Mah (State Bar No. 242628)

Email: rmah@zlk.com

LEVI & KORSINSKY, LLP

44 Montgomery Street, Suite 650

San Francisco, California 94104

Telephone: (415) 373-1671

Facsimile: (415) 484-1294

Counsel for Plaintiff Sandeep Naik

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

SANDEEP NAIK,	Case No.

Plaintiff,
COMPLAINT FOR VIOLATIONS OF
v.	THE SECURITIES EXCHANGE ACT OF
1934
AEROHIVE NETWORKS, INC., INGRID
BURTON, REMO CANESSA, DAVID K.	DEMAND FOR JURY TRIAL
FLYNN, CURTIS GARNER, FRANK
MARSHALL, JOHN GORDON PAYNE, and
CONWAY RULON-MILLER,

Defendants.

Plaintiff Sandeep Naik (“Plaintiff”), by and through his undersigned attorneys, brings this action against Aerohive Networks, Inc. (“Aerohive” or the “Company”), Ingrid Burton, Remo Canessa, David K. Flynn, Curt Garner, Frank Marshall, John Gordon Payne, and Conway Rulon-Miller, the members of Aerohive’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and together with Aerohive, “Defendants”) for violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78t(a), and SEC Rule 14d-9, 17 C.F.R. 240.14d-9, in connection with a tender offer by Extreme Networks, Inc. (“Extreme”), through its subsidiary Clover Merger Sub, Inc. (“Merger Sub”), to acquire all outstanding shares of Aerohive common stock (the “Tender Offer”). Plaintiff alleges the following based upon personal knowledge as to himself, and upon information and belief, including the investigation of his counsel, as to all other matters.

1	Case No.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

NATURE OF THE ACTION

1.    On June 26, 2019, Aerohive entered into an Agreement and Plan of Merger (“Merger Agreement”) with Extreme and Merger Sub, pursuant to which Merger Sub would initiate a tender offer to acquire all outstanding stock of Aerohive.

2.    To effect the Proposed Transaction, Merger Sub commenced the Tender Offer on July 12, 2019 to purchase each share of Aerohive common stock for $4.45 in cash (the “Merger Consideration”). The Tender Offer is set to expire at midnight Eastern Time, on August 8, 2019 (the “Expiration Date”).

3.    In connection with the commencement of the Exchange Offer on July 12, 2019, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial analysis conducted by the Board’s financial advisor, Evercore Group L.L.C. (“Evercore”) in preparing its fairness opinion, and the process leading up to entry into the Merger Agreement. Without all material information, Aerohive stockholders are materially mislead regarding their decisions to exchange their shares. The failure to adequately disclose such material information constitutes violations of §§ 14(e) and 20(a) of the Exchange Act

4.    For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to Plaintiff and other Aerohive stockholders.

PARTIES

5.    Plaintiff is, and at all relevant times has been, a stockholder of Aerohive.

6.    Defendant Aerohive is a company organized under the laws of the state of Delaware. Aerohive maintains its principal executive offices at 1011 McCarthy Boulevard, Milpitas, California, 95035. Aerohive’s common stock is listed for trading on the New York Stock Exchange under the ticker symbol “HIVE.”

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

7.    Defendant Ingrid Burton has served as a director of the Company since March 2019.

8.    Defendant Remo Canessa has served as a director of the Company since September 2013.

9.    Defendant David K. Flynn has served as a director of the Company since July 2006, as its Chief Executive Officer (“CEO”) since July 2007, as President since November 2007, and as Chairman of the Board since July 2013.

10.    Defendant Curtis E. Garner has served as a director of the Company since June 2015.

11.    Defendant Frank J. Marshall has served as a director of the Company since March 2011 and is the Company’s lead independent director.

12.    Defendant John Gordon Payne has served as a director of the Company since March 2014.

13.    Defendant Conway Rulon-Miller has served as a director of the Company since May 2009.

JURISDICTION AND VENUE

14.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e) and 20(a) of the Exchange Act.

15.    Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

16.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Aerohive maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

SUBSTANTIVE ALLEGATIONS

Company Background and the Proposed Transaction

17.    Aerohive is a technology company that uses cloud management, machine learning, and artificial intelligence to cloud-based networking and connectivity.

18.    On June 26, 2019, Aerohive and Extreme announced the Proposed Transaction through a press release, which states in relevant part:

SAN JOSE, Calif., and Milpitas, Calif. — June 26, 2019 — Extreme Networks, Inc. (Nasdaq: EXTR), a software-driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to- end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020.

Aerohive is a leader in cloud management, AI and machine learning. It was among the first companies to offer controller-less Wi-Fi and cloud network management, including cloud-managed Wi-Fi and network access control (NAC), and today is the second leading provider of Cloud Managed Wireless LAN Services. It recently delivered the industry’s first trio of Wi-Fi 6 access points, along with the industry’s first pluggable access point. Aerohive has a global footprint of 30,000 cloud wireless LAN customers in verticals including education, healthcare, state and local government, and retail. This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement its on-premises Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

Extreme expects to gain new SD-WAN capabilities, in all expanding its total addressable market by a total of $1B in a market with a CAGR of 19% 2019 through 2022. At a time when many of Extreme’s customers and partners are turning toward as- a-service/subscription models to reduce costs and gain efficiencies, Aerohive will expand Extreme’s mix of revenues to approximately 30% from subscription recurring revenue.

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

With Aerohive, Extreme will offer customers and partners more choices for cloud and on-premises wired and wireless technology, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by its award-winning, insourced services and support team. Post-acquisition, customers and partners of Extreme and Aerohive will be able to mix and match a broader array of software, hardware, and services Elements to create networks that support their unique needs and that may be managed and automated from end-to-end – from the enterprise edge to the cloud – to advance their digital transformation efforts.

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

Executive Perspectives

Ed Meyercord, President and CEO, Extreme Networks

“The acquisition of Aerohive establishes our leadership in cloud, AI, and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions. The ability to improve user experiences, lower operating expenses, and deliver cloud-managed networks is key to our strategy.”

“After scaling Extreme’s business to $1B in revenue and expanding our portfolio to include end-to-end enterprise networking solutions, we are now taking the next step to transform our business to add sustainable, subscription-oriented cloud-based solutions that will enable us to drive recurring revenue and improved cash flow generation. Extreme expects this deal to be accretive to our FY20 outlook as it accelerates our plans to achieve over 60% gross margin and 15% operating income on an exit run rate.”

“As we close out our fiscal fourth quarter 2019, we are confident in our guidance and continue to see strong wins in the market across our product portfolio, in cross- selling opportunities, and targeted industry verticals in all of our geographies, along with improved linearity. Beginning in our fiscal fourth quarter, Extreme will incur charges in the range of $ 14 to $16 million through the second quarter of fiscal 2020, inclusive, as we take steps to bring down our cost structure, demonstrating our commitment to achieving the gross and operating margin targets we have laid out. This will lead to annualized cost savings in the range of $24 to $27 million.”

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

David Flynn, President and CEO of Aerohive

“This acquisition by Extreme is a major milestone for Aerohive. The role that cloud-managed technology plays in modern enterprises is impossible to overstate – it is where digital transformation is won and lost. Aerohive’s expertise and excellence in cloud management and edge technology, combined with Extreme’s extensive solutions portfolio and continued investment in software and AI for automation, gives our customers the most advanced digital experiences in the market. Together we will push networking into a new era – making infrastructure smarter, more autonomous, and the driver of business value.”

The Recommendation Statement Is Materially Incomplete and Misleading

19.    On July 12, 2019, in order to convince Aerohive stockholders to exchange their shares in favor of the Proposed Transaction, Defendants authorized the filing of a materially incomplete and misleading Recommendation Statement containing the recommendation of the Board. Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(e) and 20(a) of the Exchange Act.

Evercore’s Valuation Analyses and Fairness Opinion

20.    The Recommendation Statement describes Evercore’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Evercore’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Aerohive stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Evercore’s fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Aerohive stockholders.

21.    With respect to Evercore’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose (i) the terminal value for Aerohive; (ii) Evercore’s basis for applying a perpetuity growth rate of 2.5% to 4.5%; (iii) the individual inputs and assumptions underlying the range of discount rates from 11.5% to 13.5%; and (iv) Aerohive’s net debt.

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

22.    With respect to Evercore’s Premium Paid Analysis, the Recommendation Statement omits the transactions observed by Evercore and the premiums paid in those transactions.

23.    With respect to Evercore’s Research Analyst Price Targets Analysis, the Recommendation Statement omits the price targets for the Company, and the sources thereof.

The Terms of a Key Non-Disclosure Agreement

24.    The Recommendation Statement discloses that Aerohive entered into non-disclosure agreements with Extreme, and a “Party C” that included standstill provisions that expired with the entry into the Merger Agreement. However, the Recommendation Statement omits whether a non-disclosure agreement between the Company and a “Party B,” extended during the process leading up to the Merger Agreement, contained a standstill provision and/or“don’t-ask-don’t-waive” (“DADW”) provisions that would preclude Party B from making a topping bid for the Company.

25.    Such information is material to Aerohive stockholders as a reasonable Aerohive stockholder would find it material and important to their tendering decision whether or not parties that had previously been interested in a potential acquisition of the Company are now foreclosed from submitting superior proposals. Indeed Party B indicated its interest to purchase the Company at a price of $4.30 per share as late as May 30, 2019. If it is bound by a standstill agreement and/or DADW provision, Party B would not be contractually permitted to submit a proposal superior to the Proposed Transaction.

26.    Defendants’ failure to provide Aerohive stockholders with the foregoing material information renders the statements in the Background of the Merger section of the Recommendation Statement false and/or materially misleading.

27.    In sum, the omission of the above-referenced information renders statements in the Recommendation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Exchange

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

Offer, Plaintiff will be unable to make a fully-informed decision regarding whether to exchange his shares in favor of the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claim for Violation of Section 14(e) of the Exchange Act and Rule 14d-9

Against the Individual Defendants and Aerohive

28.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

29.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

30.    As discussed above, Aerohive filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

31.    Defendants violated § 14(e) of the Exchange Act and Rule 14d-9 by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the exchange offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

32.    The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the exchange offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

33.    In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

34.    The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to exchange their shares. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

35.    Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

36.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the exchange offer.

COUNT II

Claim for Violation of Section 20(a) of the Exchange Act

Against the Individual Defendants

37.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

38.    The Individual Defendants acted as controlling persons of Aerohive within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Aerohive and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading.

39.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

40.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

41.    By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the Exchange Act.

42.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the Exchange Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring that the Recommendation Statement is materially false or misleading;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

(C)    in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

(D)    directing that Defendants account to Plaintiff for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)    awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)    granting Plaintiff such further relief as the Court deems just and proper.

JURY DEMAND

43.    Plaintiff demands a trial by jury on all issues so triable.

DATED: July 19, 2019	Respectfully submitted,

LEVI & KORSINSKY, LLP

	By:	/s/ Rosanne L. Mah
Rosanne L. Mah
44 Montgomery Street, Suite 650
San Francisco, California 94104
Telephone: (415) 373-1671
Facsimile: (415) 484-1294

Counsel for Plaintiff Sandeep Naik

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934